Filed Pursuant to Rule 253(g)(2)

File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 9 DATED JULY 7, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated November 27, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 1, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the letter sent to investors on or about July 7, 2021

Investor Letter sent on or about July 7, 2021

Portfolio update: Flagship acquisitions continue through first half of 2021

In the first half of 2021, we’ve invested more than $264 million into real estate, across a diversified portfolio of multifamily, single-family rental, and industrial asset classes.

At the start of this year, we introduced an upgraded version of our proprietary fund infrastructure that enabled the creation of a unified flagship product, which aims to reduce the overall impact of cash drag on investor returns but also provide the potential for greater portfolio diversification over the long run. In our first quarter flagship update published in April, we reviewed the portfolio that we had built throughout the quarter and outlined our plans for scaling it up.

Now six months into ramp up, we’re pleased to report continued strong progress in building out the portfolio, having invested more than $264 million into real estate across a diversified portfolio of multifamily apartment, single-family rental, and industrial asset classes.

As we progress through ramp up, we’d like to share an updated review of the portfolio that we’ve built so far this year, and our plans to continue scaling and diversifying in the coming months.

Multifamily apartments

As we stated in our first quarter flagship update, our investments in rental housing, including apartment investments and single-family rentals, stem from a belief that affordably-priced rental housing in growing areas will generate consistently strong returns.

While increased demand due to the impact of the COVID-19 pandemic and improved financing due to lower overall interest rates has led to rising prices for suburban apartment communities over the past year, we continue to see opportunities to invest at (or in some cases below) current market prices that represent an attractive proposition from a risk-adjusted return perspective.

In our multifamily strategy section, we examined the current stock prices to help provide some context for the prices paid for our stabilized, cash flowing apartment investments. At that time, stock prices were the most expensive as a multiple of earnings that they had been since leading up to the “Dotcom Bubble crash” of 2000.

Since that update, stock prices have only grown more expensive as a multiple of earnings. As of July 1, 2021, the Shiller S&P 500 price-to-earnings (PE) ratio stands at 37.92. That is to say, if you were to buy into the stock market today, you would be investing at a 2.18% annual return in terms of the actual current earnings produced by the companies whose stock you are purchasing.

As with our first two apartment acquisitions, we’ve continued to target expected annual earnings to be at least 4.5% of the price we paid for the investment (this is known as the cap rate in real estate investing terms). In other words, one could argue that apartments represent a better value investment than stocks. By paying a lower price for an investment relative to its earnings, one would expect a higher income yield in the near term, as well as the potential for greater appreciation over the long term to the extent that demand increases in the future (of course, all investments involve risk and there can be no guarantees of any returns).

Each of these apartment investments follows a Core Plus strategy of acquiring and operating stabilized, cash flowing real estate. The first two properties that were added to the portfolio have just recently begun generating distributions for investors, and we’d expect that newer acquisitions will begin generating distributions as well once they’ve paid off typical acquisition and onboarding costs.

Stabilized apartment portfolio

As of June 30, 2021

Community	Investment size¹	Unit count	Market rent growth²
Williamson at the Overlook Georgetown, TX (Austin MSA)	$25.0 million	270	2.2%
Lotus Starkey Ranch Odessa, FL (Tampa MSA)	$42.6 million	384	8.3%
Luna at Lake Shadow Maitland, FL (Orlando MSA)	$40.0 million	300	6.4%
Overall	$107.6 million	954

1.	Fundrise sponsored programs collective equity investment in the property.
2.	Trailing 12 month asking rent growth in the property’s metropolitan statistical area (MSA).

Potential new acquisitions under contract

We’re continuing to look ahead to another two potential acquisitions of apartment communities in the upcoming months — as always, investors can expect to receive timely updates about any future acquisitions.

Community¹	Est. investment¹	Unit count	Market rent growth²
New acquisition Charleston, SC	$27 million	276	9.7%
New acquisition Houston, TX	$25 million	296	4.4%
Overall	$52 million	572

1.	These properties are under contract by a wholly owned subsidiary of Rise Companies. While we expect to close on these properties in the coming months, there can be no guarantee. All values are estimates.
2.	Trailing 12 month asking rent growth in the property’s metropolitan statistical area (MSA).

Single-family rental

As we stated in our single-family portfolio strategy section, we believe that a variety of trends — such as millennials starting families, as well as changing social norms around work and school — has led to an increasing share of the population in need of more living space. We expect a portion of these individuals will look to rent for some time, which we believe may contribute to a growing demand for rental homes in the coming years.

Since our last update, we’ve built up our single-family rental home portfolio to a total of 452 homes across nineteen communities. Our goal is to create a portfolio of homes that can achieve operating economies of scale, generating consistent income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to the confluence of demographic factors driving demand for affordably-priced rental homes.

Single-family rental portfolio

As of June 30, 2021

Community	Investment	Our avg. price per home	Avg. retail price¹	Discount to market
The Estates at Fort King Dade City, FL (Tampa MSA)	$10.2M (66 homes)	$253,403	N/A²	N/A²
Crestridge Meadows Lavon, TX (Dallas MSA)	$4.5M (40 homes)	$223,476	$258,740	13.6%
Windmill Farms Forney, TX (Dallas MSA)	$4.5M (50 homes)	$204,008	$242,110	15.7%
Trinity Crossing Forney, TX (Dallas MSA)	$0.2M (4 homes)	$207,240	$222,240	6.7%
Hidden Creek Zephyrhills, FL (Tampa MSA)	$3.8M (27 homes)	$238,792	$269,057	11.2%
Riverstone Lakeland, FL (Tampa MSA)	$4.3M (33 homes)	$220,887	$248,299	11.0%
Homestead Estates Elgin, TX (Austin MSA)	$2.9M (21 homes)	$221,859	$261,186	15.1%
Oak Ridge Fort Worth, TX	$1.5M (15 homes)	$254,864	$291,500	12.6%
Ellison Park[3] Sandy Springs, GA (Atlanta MSA)	$1.7M (13 homes)	$456,154	N/A²	N/A²
Hallie’s Ranch St. Hedwig, TX (San Antonio MSA)	$3.6M (30 homes)	$193,192	$214,223	9.8%
Chisholm Springs Newark, TX (Dallas MSA)	$0.2M (4 homes)	$214,201	$253,900	15.6%
Pinewood Trails Cleveland, TX (Houston MSA)	$4.3M (32 homes)	$205,061	$221,025	7.2%
Rock Ridge[4] Pensacola, FL	$23.3M (69 homes)	$334,058	N/A²	N/A²
Gardens of Three Rivers[4] Murfreesboro, TN (Nashville MSA)	$1.3M (4 homes)	$315,000	$355,000	11.3%
Ambling Grove[4] Decatur, GA (Atlanta MSA)	$1.4M (7 homes)	$195,319	$207,070	5.7%
LoSo Walk[4] Charlotte, NC	$6.5M (15 homes)	$425,000	N/A²	N/A²
Lasater Ranch[4] Crowley, TX (Dallas MSA)	$0.5M (2 homes)	$244,848	$261,987	6.5%
Stonebridge Crossing[4] Jarrell, TX (Austin MSA)	$2.8M (12 homes)	$228,449	$247,483	7.7%
Savannah Place[4] Converse, TX (San Antonio MSA)	$1.7M (8 homes)	$214,420	$226,025	5.1%
Overall	$79.2M (452 homes)

1.	Average price of comparable homes by the same builder in the same community as the subject.
2.	We are the sole buyer in this community, so this data is not available.
3.	We have invested in the construction of finished lots in this community. This investment amount only includes our investment in the homes that are complete.
4.	This is a recent acquisition. A detailed update about the acquisition is coming soon.

We’ve continued to see strong results from our leasing efforts to date, with 65% of the homes we’ve acquired having already secured tenants.

Portfolio financing obtained for single-family rental assets

Our goal with our single-family rental home assets is to build out a portfolio that can achieve operating economies of scale. While we initially acquired the homes via all-cash purchases, our intent from the beginning has been to obtain portfolio-level financing.

To that end, we’re excited to announce that we recently secured a credit facility from Goldman Sachs Bank (NYSE:GS), which enables us to potentially borrow up to $300 million against the value of our single-family rental portfolio. For those who may be unfamiliar with the concept, a credit facility is similar to other lending products (such as a mortgage taken out on a single property) in that it allows us as owners to finance a portion of the value of the real estate we own, thereby freeing up our equity capital to deploy into additional properties, increasing both expected returns and diversification. However, the credit facility applies to the whole portfolio of existing and future home acquisitions via a single agreement with the lender, resulting in a far more scalable and efficient financing solution than property-level borrowing (which would be prohibitively time and cost intensive on a portfolio of hundreds or thousands of individual homes).

The agreement with Goldman Sachs was covered by the Wall Street Journal, which we expect to help to further build our credibility as a major investor in the single-family rental space.

Potential new acquisitions under contract

With portfolio-level financing secured and a systematic approach to buying and leasing the homes, we’ve continued to add to our pipeline of new single-family home acquisitions.

Our current pipeline includes both new construction that we intend to buy directly from builders when they deliver, as well as land acquisitions. By investing directly in the construction of rental homes, we aim to lock in land costs at today’s prices and help ensure a healthy pipeline of new homes to add to the portfolio.

To date, we’ve directly acquired three properties with plans to build 530 homes across the lots. We expect these homes will deliver in batches over the next 21 months, at which time we plan to lease up and manage the finished homes as part of our broader portfolio of single-family rental properties.

Single-family rental developments

As of June 30, 2021

Community	Amount invested	Homes under construction
East Heights at Airline Houston, TX	$16.2 million	78 townhomes
Carmel Villas Denton, TX (Dallas MSA)	$16.5 million	405 townhomes
Ellison Park[1] Sandy Springs, GA (Atlanta MSA)	$9.6 million	47 townhomes
Overall	$42.3 million	530 townhomes

1.	We have invested in finished homes in this community. This investment amount only includes our investment in the property that is still under construction.

Through a combination of new homes under contract and our development projects, we aim to scale up the portfolio to nearly 2,800 homes for lease in 12 markets over the next 21 months.

These properties are under contract by a wholly owned subsidiary of Rise Companies. While we expect to close on these properties in the coming months, there can be no guarantee. All values are estimates.

Industrial properties

While we have continued to make progress scaling up our affordable rental housing portfolios, we’re also targeting new acquisitions across different asset types with the goal of creating a diversified portfolio.

We believe that the long term trend of more shopping moving online, which has been accelerated by COVID-19, and customer demand for faster delivery times will continue to support a growing demand for distribution centers near major metropolitan areas.

For these investments, location is critical as it’s important that these types of facilities are located close to major population centers and easily accessible to the major highways. However, despite growing demand in recent years, zoning restrictions have limited the amount of new supply of industrial, last-mile properties available, which we believe will help drive long-term values.

The first example of this type of investment within our flagship product is a fully leased 204,000 square foot distribution center located just 45 minutes outside of Washington, DC along the I-95 corridor that we recently acquired for roughly $35 million. Our goal with these investments is to increase the overall portfolio diversification by generating a consistent income stream from e-commerce tenants, and positioning ourselves to capture any appreciation in the value of last-mile distribution centers in supply-constrained areas.

We’re continuing to look for additional industrial properties to add to the portfolio with the goal of expanding allocation to this asset class during the second half of this year.

Portfolio performance

While the portfolio is still early in its ramp up period and we’re just beginning to execute on the business plans for several assets in the portfolio, we’re encouraged by the performance of the assets to date, which has driven strong returns in the second quarter. We plan to cover returns in more depth in our upcoming mid-year letter.

As you’ve probably heard from us before if you’ve been investing with us for a while, it’s important to remember that private real estate business plans take time to begin to bear fruit (if you haven’t already, we suggest taking a look at our guide to how returns work on Fundrise).

We look forward to continuing to provide you with frequent updates on new acquisitions and progress of the projects in your portfolio.

Questions or feedback?

As always, we want to hear from you. Please take a moment to share your thoughts using the quick feedback form, check out some frequently asked questions here, or reach out to our team.